UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D / A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MDxHealth SA

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

58286E102 **

(CUSIP Number)

Richard Bray

Valiance Asset Management Limited

1st Floor, Tudor House

Le Bordage, St. Peter Port, Guernsey GY 1DB

+44 207 399 1770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 58286E102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “MDXH.” Each American Depositary Share represents the right to receive ten Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Asset Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,931,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,931,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,931,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Consists of (i) 8,834,387 ordinary shares, no par value (“Ordinary Shares”), and 350,491 American Depository Shares (“ADSs”) representing 3,504,910 Ordinary Shares held by TopMDx Ltd. (“TopMDx”), an exempted closed-ended fund registered in British Virgin Islands of which Valiance Asset Management Limited (“Valiance Management”) is the investment manager, and (ii) 8,591,797 Ordinary Shares held by Valiance Life Sciences Growth Investments SICAV-SIF (“LSGI Fund”), a Luxembourg investment fund of which Valiance Life Sciences Growth Investments GP S.à r.l.. (“LSGI GP”) serves as investment manager. Valiance Management serves as the investment manager of LSGI GP.

(2)	Based on 270,380,936 Ordinary Shares outstanding, as disclosed in the Articles of Association of MDxHealth SA, filed as Exhibit 3.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on March 8, 2023.

CUSIP No. 58286E102

1.	Names of Reporting Persons TopMDx Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,339,297(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,339,297(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,339,297(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 8,834,387 Ordinary Shares and 350,491 ADSs representing 3,504,910 Ordinary Shares.

(2)	Based on 270,380,936 Ordinary Shares outstanding, as disclosed in the Articles of Association of MDxHealth SA, filed as Exhibit 3.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on March 8, 2023.

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Life Sciences Growth Investments GP S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,591,797(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,591,797(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,797(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Consists of Ordinary Shares held by LSGI Fund, of which LSGI GP serves as investment manager.

(2)	Based on 270,380,936 Ordinary Shares outstanding, as disclosed in the Articles of Association of MDxHealth SA, filed as Exhibit 3.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on March 8, 2023.

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Life Sciences Growth Investments SICAV-SIF
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,591,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,591,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 270,380,936 Ordinary Shares outstanding, as disclosed in the Articles of Association of MDxHealth SA, filed as Exhibit 3.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on March 8, 2023.

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on December 1, 2021 (as subsequently amended, the “Schedule 13D”). Capitalized terms used herein and not defined have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

On February 7, 2023, the Issuer closed a public offering (the “Offering”) of (i) 10,000,000 American Depository Shares representing 10 Ordinary Shares of the Issuer (“ADSs”), at a public offering price of $4.00 per ADS. The Reporting Persons acquired an aggregate of 190,408 ADSs representing 1,904,080 Ordinary Shares in the Offering for a total purchase price of $761,632.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2023

VALIANCE ASSET MANAGEMENT LIMITED

By:	/s/ Richard Bray
Name:	Richard Bray
Title:	Director

TOPMDX LTD.

By:	/s/ Richard Bray
Name:	Richard Bray
Title:	Director

VALIANCE LIFE SCIENCES GROWTH INVESTMENTS GP S.Á.R.L.

By:	/s/ Benoni Defour
Name:	Benoni Defour
Title:	Director

VALIANCE LIFE SCIENCES GROWTH INVESTMENTS SICAV-SIF

By:	/s/ Benoni Defour
Name:	Benoni Defour
Title:	Director